                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     (Mark One):

     X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 1998.


         TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the transaction period from
                   to                      .

                             Commission file number:  21859.

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Factory Card Outlet of America Ltd. Incentive Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Factory Card Outlet Corp.
                                     2727 Diehl Road
                            Naperville, Illinois  60137-2371

                             Required Information
                             --------------------

     Item 4
     ------

          In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the years ended December 31, 1998 and December 31, 1997.

                                  SIGNATURES
                                  ----------

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.

     Date:  June 29, 1999           FACTORY CARD OUTLET OF AMERICA LTD.
                                    INCENTIVE SAVINGS PLAN


                                    By:  /s/ Matthew Ellis
                                        ------------------
                                        Matthew Ellis
                                        Plan Administrator

                                    By:  /s/ Glen J. Franchi
                                        --------------------
                                        Glen J. Franchi
                                        Plan Administrator

                                    By:  /s/ Carol A. Travis
                                        --------------------
                                        Carol A. Travis
                                        Plan Administrator

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN


TABLE OF CONTENTS
==========================================================================================

                                                                                   Page(s)
Independent Auditors' Report.........................................                 5

Statements of Net Assets Available for Plan Participants.............                 6

Statements of Changes in Net Assets Available for Plan Participants..                 7

Notes to Financial Statements........................................                8-14

                                                                       Schedule
                                                                       --------

Item 27a--Schedule of Assets Held for Investment Purposes............      1         15

Item 27d--Schedule of Reportable Transactions........................      2         16

                          Independent Auditors' Report


  The Retirement Committee
  Factory Card Outlet of America Ltd.
     Incentive Savings Plan:


  We have audited the accompanying statements of net assets available for plan participants of Factory Card Outlet of America Ltd. Incentive Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan participants for the years then ended in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



  Chicago, Illinois
   June 28, 1999

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Net Assets Available for Plan Participants

December 31, 1998 and 1997

----------------------------------------------------------------------------------------------
                                                                   1998                1997
----------------------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                                    $     -                169,387

  Factory Card Outlet Corp. Common Stock                           36,516              55,587

  Investments:
    Bank One, Chicago NA pooled investment
      funds, at fair value:
        Income fund                                                  -                528,428
        Equity fund                                                  -                997,370
        Guaranteed principal fund                                    -                517,188
    Franklin Templeton investment funds,
      at fair value:
        Stable value fund                                         611,763                -
        U.S. government securities fund                           604,564                -
        Mutual qualified fund                                     112,065                -
        Equity fund                                             1,351,220                -
        Balance sheet investment fund                              93,299                -
        Foreign fund                                               36,532                -
        Conservative target fund                                   24,639                -
        Moderate target fund                                       44,461                -
        Growth target fund                                         44,683                -

    Receivables:
      Participant loans                                            93,163             110,664
      Employer contributions                                       15,965              11,918
      Employee contributions                                       58,933              42,662
      Accrued income                                                 -                  3,854
                                                               ----------           ---------
Total assets                                                    3,127,803           2,437,058

Liabilities - refund of excess employee contributions                -                 (2,026)
----------------------------------------------------------------------------------------------

Net assets available for plan participants                     $3,127,803           2,435,032
----------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Participants

Years ended December 31, 1998 and 1997

---------------------------------------------------------------------------------------------------------------
                                                                                        1998            1997
---------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net investment income                                                            $  352,331          45,437
    Net appreciation (depreciation)
      in market value of investments                                                   (143,904)        215,859
    Interest income on participant loans                                                  6,419           6,753
---------------------------------------------------------------------------------------------------------------
                                                                                        214,846         268,049
  Contributions:
    Employer                                                                            207,592         138,191
    Employee                                                                            750,407         499,120
    Rollover                                                                             49,636          62,460
---------------------------------------------------------------------------------------------------------------

Total additions                                                                       1,222,481         967,820
---------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
  Vested benefits of terminated participants                                           (512,635)       (116,219)
  Refund of excess employee contributions                                                  (348)         (2,026)
  Hardship withdrawals                                                                  (16,727)         (1,603)
---------------------------------------------------------------------------------------------------------------

Total deductions                                                                       (529,710)       (119,848)
---------------------------------------------------------------------------------------------------------------

Net increase                                                                            692,771         847,972

Net assets available for plan participants:
  Beginning of year                                                                   2,435,032       1,587,060
---------------------------------------------------------------------------------------------------------------
  End of year                                                                        $3,127,803       2,435,032
---------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

(1)  Description of the Plan

     The following brief description of the Factory Card Outlet of America Ltd. Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan is a defined contribution plan sponsored by Factory Card Outlet of America Ltd. (the Company) for all eligible employees, as defined in the Plan agreement. The Plan as adopted by the Company is a profit sharing plan with a cash or deferred savings feature. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Franklin Templeton Trust Company serves as the Plan's trustee and investment manager.

     Each participant is 100% vested in his or her salary reduction contribution, the Company's discretionary matching contributions, and actual earnings thereon at all times. Vesting in the Company's discretionary base contribution is based on years of continuous service. A participant is 100% vested after five years of credited service or upon death, disability, or the attainment of normal retirement age. Payments are generally made on a lump-sum basis upon termination.

     Upon satisfaction of certain conditions and approval of the plan administrator, participants may request and receive loans of up to 50% of their vested contribution account balance. Such loans bear interest at the prime rate in effect at the time of issuance plus one percent and are repaid through payroll deductions.

     A participant's retirement account is credited with the Company's discretionary matching and base contributions, the salary reduction contribution, and allocations of forfeitures and plan earnings. Allocations are based upon participant earnings and account balances as defined. Participants are also able to rollover balances from other qualified plans. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Forfeitures become available for allocation when a terminated participant incurs five consecutive one-year breaks in service, as defined in the Plan, or receives a distribution of the vested portion of the discretionary base contribution account. The non-vested portion of amounts which are forfeited are allocated among the remaining participants in the Plan. As of the last day of each plan year, forfeitures are allocated among active participants in the ratio of each participant's compensation during the year to the total plan compensation during the year.

(2)  Summary of Significant Accounting Policies

     A summary of the Plan's significant accounting policies, which have been consistently applied in the preparation of the accompanying financial statements on the accrual basis of accounting, is as follows:

          Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for plan participants and disclosure of commitments at the date of the financial statements and the changes in net assets available for plan participants during the reporting periods. Actual results could differ from those estimates.

FACTORY CARD OUTLET OF AMERICA, LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

          Investments

     Investments are stated at market value. Changes in the market value of securities held are reported as unrealized appreciation or depreciation in market value of investments in the accompanying statements of changes in net assets available for plan participants. Purchases and sales of investments are recorded on a trade-date basis.

     Participant loans are valued at the outstanding principal balance.

     Participants may direct his or her contributions in 5% increments in any of the following investment options: Factory Card Outlet Corp. common stock, Franklin Templeton Stable Value Fund, Franklin Templeton U.S. Government Securities Fund, Franklin Templeton Equity Fund, Franklin Templeton Balance Sheet Investment Fund, Franklin Templeton Mutual Qualified Fund, Franklin Templeton Foreign Fund, Franklin Templeton Conservative Target Fund, Franklin Templeton Moderate Target Fund, and the Franklin Templeton Growth Target Fund.

     Prior to April 1, 1998, the Plan was administered by Bank One Chicago NA and offered four alternative investment options - the income fund, the equity fund, the guaranteed principal fund, and the Factory Card Outlet Corp. common stock fund. Participants could direct that their salary reduction contributions and their appropriate share of Company contributions be invested in one or all of these funds in increments of one percent (1%).

          Contributions

     The Plan provides for employee contributions from eligible participants electing to enter into a Salary Reduction Agreement with the Company. Under this feature of the Plan, a participant may elect to contribute a percentage of compensation ranging between one percent (1%) and thirteen percent (13%) in increments of one percent (1%).

     The Company makes a discretionary matching contribution to the Plan and the Retirement Committee allocates this contribution to the separate participant accounts. Only those participants who have made salary reduction contributions and have completed 1,000 hours of service will receive this allocation. The Company allocated the discretionary matching contribution to an individual participant's account at the rate of 33% of the first six percent (6%) of a participant's salary reduction contribution in 1998 and 1997.

     A discretionary base contribution may be made by the Company only if it has current or accumulated net profits. The Company determines the amount, if any, and the Retirement Committee allocates this contribution to the accounts of participants who were employed by the Company on the last day of the Plan year. The base contribution is allocated in proportion to each participant's compensation for the Plan year in relation to the total compensation of all participants for the Plan year. No base contribution was made in 1998 or 1997.

     Rollover contributions result from participants transferring funds from unrelated retirement plans.

          Income Tax Status

     The Plan obtained a favorable determination letter in April 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

FACTORY CARD OUTLET OF AMERICA, LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

          Administrative Expenses

     All expenses pertaining to the operation of the Plan are paid by the Company and are not charged against the assets or income of the Plan. In addition, various administrative, legal, and accounting services are performed by Company personnel on behalf of the Plan. No charges are made to the Plan for these services. Investment expenses are charged against the Plan's income.

          Cash and Cash Equivalents

     Cash equivalents consist principally of highly liquid government securities with original maturities of three months or less.


(3)  Contributions Receivable

     Amounts receivable from employer and employees as of December 31, 1998 and 1997 represent contributions related to December payroll. These contributions were received by the Plan in January of the following year.


(4)  Plan Termination

     While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

FACTORY CARD OUTLET OF AMERICA, LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

(5)  Investments

     Investments at fair value which represent 5% or more of the Plan's net assets at December 31, 1998 and 1997 are separately identified below.

--------------------------------------------------------------------------------
                                                           1998          1997
--------------------------------------------------------------------------------
     Bank One Chicago NA pooled investment funds:
         Income fund                                     $     -         528,428
         Equity fund                                           -         997,370
         Guaranteed principal fund                             -         517,188
     Franklin Templeton investment funds:
         Stable value fund                                  611,763         -
         U.S. government securities fund                    604,564         -
         Equity fund                                      1,351,220         -
--------------------------------------------------------------------------------
     Total                                               $2,567,547    2,042,986
--------------------------------------------------------------------------------

     During 1998 and 1997, the plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

-------------------------------------------------------------------------------
                                                     Year Ended     Year Ended
                                                    December 31,   December 31,
                                                        1998           1997
-------------------------------------------------------------------------------
     Bank One Chicago NA funds:
         Income fund                                   $    -             3,781
         Equity fund                                        -           200,397
         Guaranteed principal fund                          -            26,830
     Factory Card Outlet common stock                   (106,409)       (15,149)
     Franklin Templeton investment funds:
         U.S. government securities fund                   2,342           -
         Mutual qualified fund                            (6,879)          -
         Equity fund                                     (22,137)          -
         Balance sheet investment fund                    (4,582)          -
         Foreign fund                                     (3,037)          -
         Conservative target fund                           (641)          -
         Moderate target fund                             (1,165)          -
         Growth target fund                               (1,396)          -
-------------------------------------------------------------------------------
     Net unrealized appreciation (depreciation)
     in market value of investments                    $(143,904)       215,859
-------------------------------------------------------------------------------

FACTORY CARD OUTLET OF AMERICA LTD.
INVENTIVE SAVINGS PLAN

Notes to Financial Statements


(6) Summary of Net Assets and Changes in Net Assets by Fund

A summary of changes in net assets by fund type for the year ended December 31, 1998 is as follows:

------------------------------------------------------------------------------------------------------------------------------------

                                              ----------- Bank One ------------   Factory Card   ------ Franklin Templeton --------
                                                                     Guaranteed    Outlet Corp.                            Mutual
                                               Income      Equity     Principal       common     Stable Value US Gov Sec  Qualified
                                                fund        fund        fund        stock fund       fund        fund        fund
------------------------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:
  Net investment income                    $   15,683     157,234        13,263         17,015         17,219     24,088      8,980
  Net appreciation (depreciation) in
   market value of investments                                                        (106,409)                    2,342     (6,879)
  Interest income on participant loans            606       1,011           983            151            887        259        605
  Contributions:
      Employer                                  9,737      20,793        13,164         15,017         17,076     15,686     26,797
      Employee                                 35,323      73,751        46,529         54,926         60,863     54,673     97,662
      Rollovers                                 1,670      11,787         1,298          3,430         12,825      5,359         54
------------------------------------------------------------------------------------------------------------------------------------

Total additions                                63,019     264,576        75,237        (15,870)       108,870    102,407    127,219
------------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets:
  Vested benefits of
   terminated participants                    (18,659)    (60,025)      (53,781)        (4,119)       (90,674)   (86,354)    (7,279)
  Refund of excess
   employee contributions                         (13)       (313)          (22)             -              -          -          -
  Hardship withdrawals                         (3,335)     (5,675)       (4,314)          (476)          (629)      (482)      (302)
------------------------------------------------------------------------------------------------------------------------------------

Total deductions                              (22,007)    (66,013)      (58,117)        (4,595)       (91,303)   (86,836)    (7,581)
------------------------------------------------------------------------------------------------------------------------------------

Interfund transfers                              (377)    (18,507)         (118)           803          6,802      1,576      4,983
------------------------------------------------------------------------------------------------------------------------------------
Net increase                                   40,635     180,056        17,002        (19,662)        24,369     17,147    124,621
Transfer in/(out) of plan                    (594,488) (1,308,655)     (595,225)             -        595,225    594,488          -
Net assets available for plan participants:
  Beginning of year                           553,853   1,128,599       578,223         62,406              -          -          -
------------------------------------------------------------------------------------------------------------------------------------
  End of year                               $       -           -             -         42,744        619,594    611,635    124,621
====================================================================================================================================


------------------------------------------------------------------------------------------------------------------------------------


                                             --------------------------------- Franklin Templeton ----------------------------------
                                                                    Temp   Conservative  Moderate    Growth
                                             Equity   Bal Sht Inv  Foreign    Target      Target     Target  Participant
                                              fund       fund       fund       fund        fund       fund      loans         Total
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Net investment income                      87,737         3,872    2,679          956     1,555     2,050            -    352,331
  Net appreciation (depreciation) in
   market value of investments              (22,137)       (4,582)  (3,037)        (641)   (1,165)   (1,396)           -   (143,904)
  Interest income on participant loans          574           618      162           78       336       149            -      6,419
  Contributions:
    Employer                                 33,908        20,525    8,813        5,886    10,840     9,350            -    207,592
    Employee                                121,384        77,778   30,949       21,586    37,611    37,372            -    750,407
    Rollovers                                 3,807         3,834    1,518          523       523     3,008            -     49,636
------------------------------------------------------------------------------------------------------------------------------------

Total additions                             225,273       102,045   41,084       28,388    49,700    50,533            -  1,222,481
------------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets:
  Vested benefits of
   terminated participants                 (156,898)       (2,824)  (2,287)      (1,531)   (1,531)   (2,284)     (24,389)  (512,635)
  Refund of excess
   employee contributions                         -             -        -            -         -         -            -       (348)
  Hardship withdrawals                         (387)         (294)       -         (278)     (275)     (280)           -    (16,727)
------------------------------------------------------------------------------------------------------------------------------------

Total deductions                           (157,285)       (3,118)  (2,287)      (1,809)   (1,806)   (2,564)     (24,389)  (529,710)
------------------------------------------------------------------------------------------------------------------------------------

Interfund transfers                         (10,624)        4,139      948          995     2,057     1,722        5,601          -
------------------------------------------------------------------------------------------------------------------------------------
Net increase                                 57,364       103,066   39,745       27,574    49,951    49,691      (18,788)   692,771
Transfer in/(out) of plan                 1,308,655             -        -            -         -         -            -          -
Net assets available for plan participant
  Beginning of year                               -             -        -            -         -         -      111,951  2,435,032
------------------------------------------------------------------------------------------------------------------------------------
  End of year                             1,366,019       103,066   39,745       27,574    49,951    49,691       93,163  3,127,803
====================================================================================================================================

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

(6)  Summary of Net Assets and Changes
     in Net Assets by Fund (continued)

     A summary of changes in net assets by fund type for the year ended December 31, 1997 is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Factory Card
                                                                             Guaranteed                   Outlet Corp.
                                                     Income      Equity      principal     Participant       common
                                                      fund        fund          fund          loans        stock fund       Total
-----------------------------------------------------------------------------------------------------------------------------------
       Additions to net assets attributed to:
         Net investment income                     $  30,783       14,205         449            --             --           45,437
         Net appreciation (depreciation) in
          market value of investments                  3,782      200,397      26,830            --         (15,149)        215,859
         Interest income on participant loans            739          536       5,478            --             --            6,753
         Contributions:
           Employer                                   29,119       60,480      42,750            --           5,842         138,191
           Employee                                  104,586      219,623     153,626            --          21,284         499,120
           Rollover                                   20,234       30,727       6,774            --           4,724          62,460
-----------------------------------------------------------------------------------------------------------------------------------

       Total additions                               189,460      526,068     235,911            --          16,701         967,820
-----------------------------------------------------------------------------------------------------------------------------------

       Deductions from net assets attributed to:
         Vested benefits of
          terminated participants                    (28,022)     (53,336)    (34,451)           --            (411)       (116,219)
         Refund of excess
          employee contributions                        (168)      (1,587)       (271)           --             --           (2,026)
         Hardship withdrawals                           (181)        (187)     (1,042)           --            (193)         (1,603)
-----------------------------------------------------------------------------------------------------------------------------------

       Total deductions                              (28,371)     (55,110)    (35,764)           --            (604)       (119,848)
-----------------------------------------------------------------------------------------------------------------------------------

       Fund transfers                                 16,139      (22,411)    (26,309)          (17)         32,598             --
-----------------------------------------------------------------------------------------------------------------------------------

       Net increase                                  177,228      448,547     173,838           (17)         48,696         847,972

       Net assets available for plan participants:
         Beginning of year                           376,843      680,152     404,387        111,968         13,710       1,587,060
-----------------------------------------------------------------------------------------------------------------------------------

         End of year                               $ 554,071    1,128,699     578,225        111,951         62,406       2,435,032
-----------------------------------------------------------------------------------------------------------------------------------

(7)  Reconciliation to Form 5500

     The financial information provided in line 31g of the Plan's Form 5500 includes an accrual for benefits payable to participants. This accrual was $0 and $73,503 at December 31, 1998 and 1997, respectively.

FACTORY CARD OUTLET OF AMERICA, LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

(8)  Subsequent Events-Chapter 11 Filings

    On March 23, 1999, the Company filed a petition for reorganization under chapter 11 of title 11 of the United States Code an is operating as a debtor in possession under jurisdiction of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). In general, the results, performance or achievements of the Company and its stores and the value of the Company's common stack are dependent upon a number of factors including, without limitation, the following: effects resulting from the commencement and completion of the chapter 11 proceedings; ability to meet sales plans' weather and economic conditions' dependence on key personnel; competition; ability to anticipate merchandise trends and consumer demand; ability to maintain relationships with suppliers; successful implementation of information systems; successful handling of merchandise logistics; inventory shrinkage; ability to meet future capital needs; governmental regulations; ability to complete corrective action necessary to address Year 2000 issues; the continued listing of the Company's common stock on the NASDAQ National Market; and other factors. In addition, on May 6, 1999, the Company announced that it received affirmation that NASDAQ's staff had determined to delist the Company's common stock from the NASDAQ National Market. NASDAQ said the determination was based on the potential impact of the Company's pending chapter 11 cases on the Company's shareholders. The Company has requested a delisting hearing before NASDAQ's Listing Qualifications Panel. The hearing is scheduled for July 1, 1999. The Company's common stock will continue to be listed on the NASDAQ's National Market, although trading continues to be halted until the hearing process is completed. As a result of the chapter 11 filings, additional contributions to the Factory Card Outlet Corp. common stock fund have been suspended.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

                                                                      Schedule 1
                                                                      ----------

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1998

-------------------------------------------------------------------------------------------
Description                                              Cost                 Market
-------------------------------------------------------------------------------------------
Factory Card Outlet Common Stock                      $   124,369              36,516

Franklin Templeton investment funds,
  at fair value:
      Stable value fund                                   611,763             611,763
      U.S. government securities fund                     602,277             604,564
      Mutual qualified fund                               118,640             112,065
      Equity fund                                       1,366,476           1,351,220
      Balance sheet investment fund                        97,549              93,299
      Foreign fund                                         39,157              36,532
      Conservative target fund                             25,261              24,639
      Moderate target fund                                 45,575              44,461
      Growth target fund                                   45,985              44,683
Participant loans                                          93,163              93,163
-------------------------------------------------------------------------------------------
                                                      $ 3,170,215           3,052,905
-------------------------------------------------------------------------------------------

See accompanying independent auditors' report.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN


Item 27d--Schedule of Reportable Transactions                        Schedule 2
                                                                      ----------
December 31, 1998

====================================================================================================================================
                                                                                                     Current value
                                                       Purchase       Selling         Cost of         (as of date            Net
                                                        price          price        investment      of transaction)      gain (loss)
------------------------------------------------------------------------------------------------------------------------------------
Factory Card Outlet Common Stock Fund
     Series of purchases                              $   133,877          --           133,877           133,877                --
Bank One investment funds:
  Equity Fund
     Series of purchases                              $ 1,392,747          --         1,392,747         1,392,747                --
     Series of sales                                  $       --     1,449,340        1,449,340         1,449,340                --
  Income Fund
     Series of purchases                              $   614,327          --           614,327           614,327                --
     Series of sales                                  $       --       641,942          641,942           641,942                --
  Guaranteed Principle Fund
     Series of purchases                              $   697,986          --           697,986           697,986                --
     Series of sales                                  $       --       716,152          716,152           716,152                --
  Equity Fund                                         $       --       256,377          223,743           256,377             32,634
  Equity Fund                                         $       --       217,802          183,126           217,802             34,676
  Equity Fund                                         $       --       137,757          116,676           137,757             21,081

  Equity Fund                                         $       --       203,691          159,337           203,691             44,355

  Equity Fund                                         $       --       257,050          210,656           257,050             46,394

  Equity Fund                                         $       --       190,456          151,276           190,456             39,180

  Income Fund                                         $       --       120,558          120,186           120,558                371

  Income Fund                                         $       --       216,440          215,662           216,440                778

  Guaranteed Principle Fund                           $       --       351,953          351,952           351,953                  1

Franklin Templeton investment funds:

  Stable Value Fund
     Series of purchases                              $   703,669          --           703,669           703,669                --
====================================================================================================================================

See accompanying independent auditors' report.